Alex Bahn

+1 202 663 6198 (t)

+1 202 663 6363 (f)

alex.bahn@wilmerhale.com

May 23, 2025

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F Street, NE

Washington, DC 20549

Attention: Blake Grady

     Nicholas Panos

Re:	5C Lending Partners Corp.

Schedule 13D filed March 3, 2025 by Michael Dell et al. (the “Reporting Persons”)

File No. 005-94712

Dear Mr. Grady and Mr. Panos:

We hereby submit the Reporting Persons’ response to the comment of the Staff (the “Staff”) of the Securities and Exchange Commission conveyed in a letter to the Reporting Persons dated May 9, 2025, in connection with the Staff’s review of the Schedule 13D filed by the Reporting Persons on March 3, 2025, with respect to the Reporting Persons’ beneficial ownership of shares of common stock of 5C Lending Partners Corp. (the “Issuer”). For your convenience, we have reproduced the Staff’s comment in italicized type preceding our response.

Schedule 13D filed March 3, 2025

General

1.

We note that the event reported as requiring the filing of the Schedule 13D was November 7, 2024. Rule 13d-1(a) of Regulation 13D-G requires the filing of a Schedule 13D within five business days after the date beneficial ownership of more than five percent of a class of equity securities specified in Rule 13d-1(i)(1) was acquired. Based on the November 7, 2024 event date, the Schedule 13D submitted on March 3, 2025 was not timely filed. Please advise us why the Schedule 13D was not filed within the required five business days after the date of the acquisition.

May 23, 2025

Response:

We respectfully advise the Staff that the Schedule 13D was not filed within the required five business days after the date of the acquisition due to an administrative oversight and lapse in communication as to the Reporting Persons’ reporting obligations with respect to this acquisition. The failure to file the Schedule 13D by the required deadline was not deliberate and the Reporting Persons have taken steps to improve compliance efforts and communications to ensure that they receive all information necessary to comply with their filing obligations in the future.

If the Staff has any questions with respect to the foregoing, please do not hesitate to contact me at alex.bahn@wilmerhale.com or (202) 663-6198.

Best regards,

/s/ Alex Bahn
Alex Bahn
Partner, WilmerHale

cc:	Marc R. Lisker

 MSD Capital, L.P.